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                            October 10, 2023

       Peter Thawnghmung
       Chief Executive Officer
       Yo-Health Inc.
       990 Gerry Avenue
       Lido Beach, NY 11561

                                                        Re: Yo-Health Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Amendment No. 1 to
Form 10-K for the fiscal year ended December 31, 2022
                                                            Response Letter
dated September 18, 2023
                                                            File No. 0-56521

       Dear Peter Thawnghmung:

              We have reviewed your September 18, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20,
       2023 letter.

       Response Letter dated September 18, 2023

       General, page 2

   1. We note your response to prior comment 3, please file a Form 8-K to disclose the information required by
Item 4.02 of Form 8-K regarding your restatement of the financial statements of Form 10-K
for the year December 31, 2022.

   2. We note your response to prior comment 4; however, we reissue our comment in its entirety as we did not
find the revised disclosure regarding the Exchange Agreement with
                                                        Yoshi Properties, LLC
for which you acquired 100% of the member interests in your
                                                        amended Form 10-K filed
on October 2, 2023.
 Peter Thawnghmung
FirstName LastNamePeter Thawnghmung
Yo-Health Inc.
Comapany
October 10,NameYo-Health
            2023         Inc.
October
Page  2 10, 2023 Page 2
FirstName LastName
3. We note you did not file your quarterly report for the period ended June 30, 2023 on a timely basis. You are required to file Form 12b-25 if you determine you are unable to file your periodic report when it is due. Please confirm your understanding and that you will comply with this requirement as applicable in your response to us. Please contact Charles Eastman at 202-551-3794 or Jean Yu at
202-551-3305 if you have
questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing